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Kevin Shaw

Finance Director at KIPP NJ || Co-Founder & Co-CEO at Boyish Records, Inc.

Oakland, California · 500+ connections · **Contact info**

 Boyish Records

 University of Michigan - Stephen M. Ross School o...

Experience



Co-Founder & Co-CEO
Boyish Records
Mar 2019 – Present · 7 mos
Oakland, California



Director of Finance (growth / special projects)
KIPP: New Jersey
Jun 2011 – Present · 8 yrs 4 mos
Newark, New Jersey



Program Manager
IMPULSA MÉXICO
2009 · less than a year

Managed and taught pilot economics program, implemented in bilingual schools.

Grant writer and corporate sponsor liaison.



Lecturer
Ngee Ann Polytechnic - School of Business and Accountancy
Oct 2007 – Oct 2008 · 1 yr 1 mo
Singapore

Lecturer - Microeconomics and Business Communications

Research Assistant
Federal Reserve Board
Nov 2005 – Jul 2007 · 1 yr 9 mos
Washington, DC

Economics research assistant, focusing in the estimation and forecasting of domestic consumer spending.

Education

University of Michigan - Stephen M. Ross School of Business
Master of Business Administration (MBA)
2009 – 2011
Activities and Societies: Board Fellow: Ann Arbor Public Schools Educational Foundation, Community Consulting Club team leader, Preparation Initiative academic coach, Education Club Vice President.

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2010 – 2011

University of California, San Diego
Bachelor's Degree, Economics & Political Science
2001 – 2005
Activities and Societies: Graduated Magna Cum Laude, Phi Beta Kappa.

Skills & Endorsements

Economics · 10

Endorsed by **Matthew Muench, who is highly skilled at this**

Endorsed by **2 of Kevin's colleagues at KIPP New Jersey**

Program Management · 9

Endorsed by **Joseph Cook, who is highly skilled at this**

Endorsed by **2 of Kevin's colleagues at KIPP New Jersey**

Research · 8

Endorsed by **3 of Kevin's colleagues at KIPP New Jersey**

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